UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

MEDMEN ENTERPRISES INC.

(Name of Issuer)

CLASS B SUBORDINATE VOTING SHARES

(Title of Class of Securities)

58507M107

(CUSIP Number)

Efrem Kamen

Pura Vida Investments, LLC

512 W 22nd St, 7th Floor

New York NY 10011

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 58507M107	13D

1		NAMES OF REPORTING PERSONS Pura Vida Investments, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 139,755,072 shares (1)*
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 139,755,072 shares (1)*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,755,072 shares (1)*
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4% (2)*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Includes (a) an aggregate of 119,496,092 Class B Subordinate Voting Shares (“Shares”) issuable upon conversion of the outstanding fully accreted principal amount of Convertible Notes as of January 11, 2021, and (b) an aggregate of 20,258,980 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 512,315,834 Shares outstanding as of December 31, 2020 as provided in the Issuer’s Form 10-12G/A filed with the Securities and Exchange Commission (“SEC”) on January 15, 2021.

CUSIP No. 58507M107	13D

1		NAMES OF REPORTING PERSONS Efrem Kamen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 139,755,072 shares (1)*
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 139,755,072 shares (1)*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,755,072 shares (1)*
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4% (2)*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Includes (a) an aggregate of 119,496,092 Shares issuable upon conversion of the outstanding fully accreted principal amount of Convertible Notes as of January 11, 2021, and (b) an aggregate of 20,258,980 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 512,315,834 Shares outstanding as of December 31, 2020 as provided in the Issuer’s Form 10-12G/A filed with the SEC on January 15, 2021.

CUSIP No. 58507M107	13D

1		NAMES OF REPORTING PERSONS Pura Vida Master Fund, LTD.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 106,698,297 shares (1)*
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 106,698,297 shares (1)*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,698,297 shares (1)*
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2% (2)*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 90,817,157 Shares issuable upon conversion of the outstanding fully accreted principal amount of Convertible Notes as of January 11, 2021, and (b) an aggregate of 15,881,140 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 512,315,834 Shares outstanding as of December 31, 2020 as provided in the Issuer’s Form 10-12G/A filed with the SEC on January 15, 2021.

CUSIP No. 58507M107	13D

1		NAMES OF REPORTING PERSONS Pura Vida Pro Special Opportunity Master Fund, LTD.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,056,775 shares (1)*
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 33,056,775 shares (1)*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,056,775 shares (1)*
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1% (2)*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 28,678,935 Shares issuable upon conversion of the outstanding fully accreted principal amount of Convertible Notes as of January 11, 2021, and (b) an aggregate of 4,377,839 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 512,315,834 Shares outstanding as of December 31, 2020 as provided in the Issuer’s Form 10-12G/A filed with the SEC on January 15, 2021.

Explanatory Note

The Reporting Persons (as defined below) filed a Schedule 13G regarding the beneficial ownership of Class B Subordinate Voting Shares (the “Shares”) of MedMen Enterprises Inc., a British Columbia corporation (the “Issuer”). This Schedule 13D (“Schedule 13D”) is now being filed because the Reporting Persons acquired beneficial ownership during the preceding 12 months from January 11, 2021 in excess of 2% of the outstanding Shares.

Item 1.	Security and Issuer

This Schedule 13D relates Class B Subordinate Voting Shares (the “Shares”) of MedMen Enterprises Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 10115 Jefferson Boulevard, Culver City, CA 90232.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Pura Vida Investments, LLC (“PVI”), Efrem Kamen, Pura Vida Master Fund, LTD. (the “PV Master Fund”), and Pura Vida Pro Special Opportunity Master Fund, LTD. (the “PVP Master Fund”), who are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 2.

(b)	The address of the principal business office of each Reporting Person is as follows: Pura Vida Investments, LLC and Efrem Kamen is 512 W 22nd St, 7th Floor, New York NY 10011; Pura Vida Master Fund, LTD. is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands; and Pura Vida Pro Special Opportunity Master Fund, LTD. is c/o CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

(c)	PVI serves as the investment manager to the PV Master Fund and certain separately managed accounts. Pura Vida Pro, LLC (“PVP”) serves as the investment manager to the PVP Master Fund. PVP is a relying adviser of PVI. Efrem Kamen serves as the managing member of both PVI and PVP.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages for citizenship or place of organization of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the Shares in the transactions and at the prices described in Item 5(c) of this Schedule 13D. Historical purchases of the securities reported herein were funded by available capital.

Item 4.	Purpose of Transaction

On January 11, 2021, the PV Master Fund and the PVP Master Fund entered into a Third Amended and Restated Securities Purchase Agreement (the “Third Restatement”) with the Issuer and other lenders for the senior secured convertible credit facility (the “Facility”) pursuant to which the Issuer received an additional advance of $10.0 million from certain lenders, evidenced by the issuance of senior secured convertible notes (the “Notes”) with a conversion price of $0.1608 per Class B Subordinate Voting Share (a “Share”). In connection with the Third Restatement, (a) the conversion prices of approximately $4.4 million and $1.4 million of Notes held by the PV Master Fund and the PVP Master Fund, respectively, were changed to $0.17 per Share, (b) warrants exercisable for 3,986,944 Shares and 1,259,035 Shares at a purchase price of $0.1608 per Share commencing July 11, 2022 and expiring January 11, 2026 were issued to the PV Master Fund and the PVP Master Fund, respectively, and (c) warrants exercisable for 205,247 Shares and 64,816 Shares previously owned by the PV Master Fund and the PVP Master Fund, respectively, were cancelled.

Furthermore, as a result of previous issuances of convertible debentures pursuant to the Issuer’s unsecured convertible debenture facility entered into on September 16, 2020, under the terms of the Facility (prior to the Third Restatement), (a) the conversion prices of a total of approximately $6.1 million and $1.9 million principal amount of the Notes held by the PV Master Fund and the PVP Master Fund, respectively, were reduced to $0.1529 per Share and (b) the exercise price for 7,307,692 and 2,307,692 warrants held prior to the Third Restatement by the PV Master Fund and the PVP Master Fund, respectively, was reduced to $0.1529 per Share, resulting in 12,426,422 and 3,924,133 warrants with an exercise price of $0.1529 per Share being held by the PV Master Fund and the PVP Master Fund, respectively, as of the Third Restatement.

The Facility includes certain negative covenants, including restrictions on incurring liens and debt; sale of assets; conducting mergers, investments and affiliate transactions; and making certain payments. The Facility was also amended to, among other things, modify the minimum liquidity covenant, which extends the period during which it is waived from December 31, 2020 to June 30, 2021, reset the minimum liquidity threshold to $7.5 million effective on July 1, 2021 through December 31, 2021, and $15.0 million thereafter, and waiver of the minimum liquidity covenant if the Issuer is current on cash interest. Furthermore, covenants with regards to non-operating leases, capital expenditures and corporate SG&A became tied to a budget approved by the Issuer’s board of directors.

The foregoing descriptions of the Third Restatement does not purport to be complete and are subject to, and qualified in their entirety by, the full text of such document, a copy of which are being incorporated by reference as Exhibit 1 in Item 7 of this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Items 5 through 11 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 5.

*By virtue of their relationships, the PVI and Efrem Kamen may be deemed to have shared voting and dispositive power with respect to the securities owned directly by the PV Master Fund, the PVP Master Fund and the Accounts. This report shall not be deemed an admission that PVI and Efrem Kamen are beneficial owners of the securities for purposes of Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of PVI and Efrem Kamen disclaims beneficial ownership of the securities reported herein except to the extent of the PVI’s and Efrem Kamen’s pecuniary interest therein, if any.

Amounts reported herein exclude an aggregate of 9,289,589 Shares issuable upon exercise of warrants held by the PV Master Fund and 2,933,555 Shares issuable upon exercise of warrants held by the PVP Master Fund that are not exercisable within 60 days of January 11, 2021.

(c)	During the past 60 days from January 11, 2021, the Reporting Persons conducted the following transactions in the securities of the Issuer:

On November 18, 2020, the Issuer repaid in cash the following amounts on the Notes:

Note Conversion Price	Amounts Repaid on Notes held by the PV Master Fund	Amounts Repaid on Notes held by the PVP Master Fund
$2.55	$218,316.84	$68,942.16
$0.26	$116,955.45	$36,933.30
$0.34	$405,445.56	$128,035.44
$0.20	$38,985.15	$12,311.10

(d)	To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein, except with respect to 399,960 shares issuable upon exercise of warrants held in accounts for which PVI serves as sub-advisor. The warrants expire on September 27, 2021.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Except for the agreements described in this Item 6 described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Third Amended and Restated Securities Purchase Agreement dated January 11, 2021 among MedMen Enterprises Inc., each Credit Party and Holders Signatory thereto and Gotham Green Admin 1, LLC (incorporated by reference to Exhibit 10.13(g) to the Registration Statement on Form S-1 filed by MedMen Enterprises Inc. with the SEC on March 8, 2021).
Exhibit 2	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 29, 2022

PURA VIDA INVESTMENTS, LLC		PURA VIDA MASTER FUND, LTD.

By:	/s/ Efrem Kamen	By:	/s/ Efrem Kamen
Name:	Efrem Kamen	Name:	Efrem Kamen
Title:	Managing Member	Title:	Managing Member of Pura Vida Investments, LLC in its capacity as investment manager

PURA VIDA PRO SPECIAL OPPORTUNITY MASTER FUND, LTD.

By:	/s/ Efrem Kamen	By:	/s/ Efrem Kamen
Name:	Efrem Kamen		EFREM KAMEN
Title:	Managing Member of Pura Vida Pro, LLC in its capacity as investment manager

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 2

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

April 29, 2022

PURA VIDA INVESTMENTS, LLC		PURA VIDA MASTER FUND, LTD.

By:	/s/ Efrem Kamen	By:	/s/ Efrem Kamen
Name:	Efrem Kamen	Name:	Efrem Kamen
Title:	Managing Member	Title:	Managing Member of Pura Vida Investments, LLC in its capacity as investment manager

PURA VIDA PRO SPECIAL OPPORTUNITY MASTER FUND, LTD.

By:	/s/ Efrem Kamen	By:	/s/ Efrem Kamen
Name:	Efrem Kamen		EFREM KAMEN
Title:	Managing Member of Pura Vida Pro, LLC in its capacity as investment manager